UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in keeping with article 157, paragraph 4 of Law No. 6,303 of 1976 (“Brazilian Corporation Law”) and pursuant to Ruling No. 358 of 2002, as amended, issued by the Brazilian Securities Commission (“CVM”), hereby informs as follows:

On this date, the Chairman of the Board of Directors of CPFL Energia received from its shareholders Camargo Corrêa S.A. and ESC Energia S.A. the attached request for a extraordinary shareholders’ meeting to be convened, as per article 123, sole paragraph, item ‘c’ of Law No. 6,404 of 1976, to resolve on the following issues, in preparation for closing of the transfer, to State Grid Brazil Power Participações Ltda., of shares making up the Company’s Controlling Block:

[a. Replacement of the seating and alternate members of the Board of Directors, and definition of the number of Board of Directors members who are to serve until the end of the current term of office, subject to the provisions in article 15 of the Company’s Bylaws; and

b. Replacement of the seating and alternate members of the Fiscal Board [Conselho Fiscal] and definition of the number of Fiscal Board members who are to serve until the end of the current term of office, subject to the provisions in article 26 of the Company’s Bylaws, considering that the current members of the Fiscal Board will present their respective resignations.]

In view of this, and considering that, as from January 1, 2017, the Company will start adopting the distance voting method, a disclosure to the market is thus required under article 21-L, paragraph 3 of CVM Ruling No. 481 of 2009, as amended, concerning the “date when the corresponding general meeting will be held, even if set on a provisional basis, as well as the period for inclusion of candidates in the distance vote form” (emphasis added).

Accordingly, even though the Board of Directors is yet to resolve on and approve the aforesaid extraordinary shareholders’ meeting to be convened, it is envisaged on a provisional basis – and for the sole purpose of allowing a countdown of the period during which the shareholders may propose candidates for the Company’s board of directors and fiscal board in the distance voting form – that the general meeting in point will probably be held on February 16, 2017.

Consequently, pursuant to article 21-L-I, paragraph 1, II of CVM Ruling No. 481 of 2009, the shareholders in possession of more than 1% (one percent) of the Company’s shares may, until January 12, 2017, propose candidates for the Company’s board of directors and fiscal board in the distance voting form related to the aforementioned general meeting, as requested to the Company’s Investor Relations Office in keeping with the requirements spelled out in article 21-M of CVM Ruling No. 481 of 2009, as amended.

São Paulo, January 10, 2017.

Gustavo Estrella

Chief Financial and Investor Relations Officer

Annex

São Paulo, January 09, 2017

CPFL Energia S.A. (“Company”)

Rua Gomes de Carvalho, nº 1510, conjunto 142, Vila Olímpia

São Paulo – SP, CEP 04547-005

Attn:    Mr. Murilo Cesar L. S. Passos

Chairman of the Company’s Board of Directors

cc:       Other members of the Company’s Board of Directors

Dear Sirs,

As requested by State Grid Brazil Power Participações Ltda. (“State Grid”) and in preparation for closing of the transfer of shares making up the Company’s Controlling Block as per the Material Facts published on September 2, 22, 23 and 28, November 23, and December 13, 2016 (“Transaction”), Camargo Corrêa S.A. and ESC Energia S.A. hereby request, in their capacity as shareholders with an equity interest above five percent (5%) in the Company’s corporate capital, , that an Extraordinary General Meeting of the Company be convened within the maximum period of eight (8) days from this date, to resolve on the following agenda:

a. Replacement of the members of the Board of Directors, and definition of the number of Board of Directors members who are to serve until the end of the current term of office, subject to the provisions in article 15 of the Company’s Bylaws; and

b. Replacement of the members of the Fiscal Board [Conselho Fiscal] and definition of the number of Fiscal Board members who are to serve until the end of the current term of office, subject to the provisions in article 26 of the Company’s Bylaws, considering that the current members of the Fiscal Board members will present their respective resignations.

Finally, it is clarified that, under the terms of article 7, paragraph one of  CVM Instruction No. 481/09, all information regarding the candidates that State Grid intends to elect, after the closing of the Transaction, to the positions of seating members and alternate members of the Board of Directors and of the Company's Fiscal Council - including those required by article 10, item I of CVM Instruction No. 481/09 - shall be timely provided to the Company in a manner to comply with the information obligations applicable to the Company.

Please do not hesitate to contact us should you need any further clarification.

Regards,

___________________________________ Camargo Corrêa S.A.	____________________________________ ESC Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 10, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.